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August 21, 2020

Via Edgar Mr. Ryan Sutcliffe U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Steward Funds, Inc. (the “Registrant”) Registration Nos. 002-28174 and 811-01597

Dear Mr. Sutcliffe:

On behalf of the Registrant, this letter is in response to the comments you relayed during our August 14, 2020 telephone conference regarding the Securities and Exchange Commission staff’s review of the Registrant’s registration statement on Form N-1A filed on July 1, 2020 (the “Registration Statement”). Any terms not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses, followed by a revised Registration Statement with bracketed or open information completed and showing changes made to the disclosure in response to the staff’s comments. The Registrant intends to file its next post-effective amendment to its registration statement on Form N-1A pursuant to Rule 485(b) under the Securities Act of 1933, effective August 31, 2020 (the “Post-Effective Amendment”).

General

1.	Comment: Please complete bracketed or open information, including each Fund’s Annual Fund Operating Expenses table, and provide such information for the staff’s review prior to filing the Post-Effective Amendment.

Response: Bracketed or open information, including each Fund’s Annual Fund Operating Expenses table, has been completed and is included in the revised Registration Statement that follows this letter. Please note that certain information remains outstanding and will be provided to you supplementally by email.

Prospectus

2.	Comment: For the staff’s information, please confirm that no Fund, other than Steward Covered Call Income Fund, is subject to a contractual fee waiver or expense limitation agreement with Crossmark.

Response: The Registrant confirms that no Fund, other than Steward Covered Call Income Fund, is subject to a contractual fee waiver or expense limitation agreement with Crossmark.

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Mr. Ryan Sutcliffe

August 21, 2020

3.	Comment: Under the “Principal Investment Strategies” section for Steward Global Equity Income Fund, it states that: “the Fund will generally seek to have 30% to 50% of its net assets, and, under normal market conditions, no less than 30% of its net assets, invested in securities of non-U.S. issuers.” Please revise the current disclosure to describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world, consistent with the staff’s current view with respect to footnote 42 to Investment Company Act Release No. 24828 (Jan. 17, 2001) (“The terms ‘international’ and ‘global,’ however, connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”). As an example, the staff notes its view that a policy of investing at least 40% of the Fund’s assets outside of the United States under normal circumstances, and investing at least 30% of the Fund’s assets outside of the United States if conditions are not favorable, is one way to make clear that the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world (the “40% Test”).

Response: Steward Global Equity Income Fund has revised the disclosure in its “Principal Investment Strategies” section to further describe how the Fund invests consistent with the connotation that “global” means diversification among investments in a number of different countries throughout the world. Specifically, the Fund has added the following bolded disclosure:

The Fund invests primarily in common stocks of companies that represent a broad spectrum of the global economy and a range of market capitalizations, including large-cap, mid-cap and small-cap. The Fund may also invest in other investment companies and real estate investment trusts. The Fund will invest in dividend-paying securities of issuers throughout the world and the Fund will generally seek to have 30% to 50% of its net assets, and, under normal market conditions, no less than 30% of its net assets, invested in securities of non-U.S. issuers. The Fund seeks to diversify its investments across a number of different countries throughout the world, and, under normal market conditions, the Fund invests in at least five different countries (including the U.S.). The Fund’s investment universe is typically comprised of stocks of companies located in over 20 different countries, and the Fund typically allocates its investments among 5 to 15 different countries. The Fund also invests a portion of its assets in large, multinational corporations that generate substantial revenues in a number of countries throughout the world.

The Fund believes that its disclosure, as revised, effectively describes how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world and that the Fund’s investments are consistent with footnote 42 to Investment Company Act Release No. 24828. The Fund also believes that its disclosure, as revised, and its investments are consistent with the staff’s prior guidance on the use of the term “global” in fund names, including guidance provided to the Investment Company Institute and reported to its members in June 2012, which, among other things, indicated that the 40% Test is not compulsory and other approaches may effectively connote the appropriate level of investment outside the U.S.

Additional Staff Comment: The Registrant notes that it provided the response to Comment #3 above preliminarily to the staff and the staff provided additional comments. Specifically, the staff stated that the statements in the bolded language above related to investments in different countries should specifically state a minimum number of countries and specifically describe under what circumstances the Fund would deviate from that minimum number of countries.

Additional Fund Response: In response to the staff’s additional comments, the Fund has revised the bolded language as set forth below. In addition, the Fund will move the bolded language ahead of the statements about the Fund’s percentage allocations to securities of non-U.S. issuers.

The Fund seeks to diversify its investments across a number of different countries throughout the world, and, under normal market conditions, the Fund invests in at least five different countries (including the U.S.). The Fund will invest in at least five different countries at all times, unless the Fund adopts a temporary defensive position in an attempt to respond to adverse market, economic, political and other conditions. While the Fund will invest in at least five different countries, the Fund expects that its investments will be allocated across 7 to 15 different countries. The Fund’s investments in certain U.S. companies will also be tied economically to other countries outside the U.S. as those U.S. companies generate substantial revenues from countries other than the U.S.

Mr. Ryan Sutcliffe

August 21, 2020

4.	Comment: Footnote 1 to the Annual Fund Operating Expenses table for Steward Covered Call Income Fund discloses that, under the Fund’s Expense Limitation Agreement with Crossmark, “Crossmark may recapture any of its prior waivers or reimbursements for a period not to exceed three fiscal years from the fiscal year in which the waiver or reimbursement was made”, subject to certain conditions. Please (1) limit the recapture period to three years from the date on which the waiver or reimbursement was made and revise the relevant disclosures in the Prospectus and Statement of Additional Information accordingly; or (2) confirm that Steward Covered Call Income Fund has conducted a FAS 5 analysis and concluded that the recapture by Crossmark of amounts waived or reimbursed under the Expense Limitation Agreement is not probable, and confirm that such FAS 5 analysis has been provided to the Fund’s auditor.

Response: Steward Covered Call Income Fund confirms that it has conducted a FAS 5 analysis and concluded that the recapture by Crossmark of amounts waived or reimbursed under the Expense Limitation Agreement is not probable, and that such FAS 5 analysis has been provided to the Fund’s auditor.

5.	Comment: For the staff’s information, please explain the circumstances that led to the Funds making Fair Fund claims pursuant to the Class Action and Fair Fund Services Agreement.

Response: Over time, Fair Fund claims have been rare for the Steward Funds, and the process of participating in Fair Fund claims did not seem to require the assistance of a third-party administrator. Thus, Crossmark agreed to handle the Fair Fund claims in-house and expects the Funds will have very few Fair Fund claims in the future.

Statement of Additional Information

6.	Comment: On the first page of the Statement of Additional Information, it states: “The financial statements and financial highlights for fiscal periods ended April 30, 2016, April 30, 2017, April 30, 2018, April 30, 2019 and April 30, 2020 . . . have been so included and incorporated by reference . . . .” Rule 411 under the Securities Act of 1933 and Rule 0-4 under the Investment Company Act of 1940 require the hyperlinking of both exhibits and other information incorporated by reference in a registration statement publicly available on EDGAR. For the staff’s information, please confirm that a hyperlink to the incorporated financial statements and financial highlights will be included in the Post-Effective Amendment.

Response: The Registrant confirms that a hyperlink to the Funds’ Form N-CSR for the period ended April 30, 2020, filed on July 2, 2020, which includes the incorporated financial statements and financial highlights, will be included in the Post-Effective Amendment. The Registrant also notes that it has amended the language highlighted by the staff for clarity purposes.

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If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours, /s/ John S. Marten John S. Marten

cc:	Jim A. Coppedge (Steward Funds, Inc.) Jessica Gunter (Steward Funds, Inc.) James A. Arpaia (Vedder Price P.C.) Jake W. Wiesen (Vedder Price P.C.)